UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

7 November 2019

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meeting of shareholders of BHP Group Limited held in Sydney, Australia on 7 November 2019 and at the meeting of shareholders of BHP Group Plc held in London, United Kingdom on 17 October 2019.

As required by the Dual Listed Company Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Group Limited and BHP Group Plc are attached.

The final proxy position for each company is detailed in Appendix 1. The additional information required in respect of BHP Group Plc by the United Kingdom Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

Rachel Agnew

Company Secretary

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

The poll results for BHP Group Limited and BHP Group Plc as follows:

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

1	To receive the 2019 Financial Statements and Reports for BHP (an ordinary resolution)	3,113,182,321	99.60%	12,565,307	0.40%	3,125,747,628	36,059,445	CARRIED
2	To appoint Ernst & Young as the auditor of BHP Group Limited and Ernst & Young LLP as the auditor of BHP Group Plc (an ordinary resolution)	3,153,312,644	99.90%	3,061,009	0.10%	3,156,373,653	5,431,081	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc (an ordinary resolution)	3,150,595,541	99.83%	5,390,202	0.17%	3,155,985,743	5,801,538	CARRIED
4	To approve the general authority to issue shares in BHP Group Plc (an ordinary resolution)	3,095,761,004	98.18%	57,296,223	1.82%	3,153,057,227	8,750,165	CARRIED
5	To approve the authority to allot equity securities in BHP Group Plc for cash (a special resolution)	3,095,772,396	98.19%	56,994,023	1.81%	3,152,766,419	9,039,487	CARRIED
6	To authorise the repurchase of shares in BHP Group Plc (a special resolution)	3,134,981,652	99.36%	20,237,429	0.64%	3,155,219,081	6,553,647	CARRIED
7	To approve the Directors’ remuneration policy (an ordinary resolution)	2,934,332,039	93.50%	203,907,720	6.50%	3,138,239,759	23,166,578	CARRIED
8	To approve the 2019 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	3,054,188,352	97.25%	86,216,379	2.75%	3,140,404,731	21,012,150	CARRIED
9	To approve the 2019 Remuneration Report (a non-binding ordinary resolution)	3,044,797,424	96.65%	105,394,556	3.35%	3,150,191,980	11,217,511	CARRIED
10	To approve the grant to the Executive Director (an ordinary resolution)	3,072,293,401	97.48%	79,330,750	2.52%	3,151,624,151	10,460,699	CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

11	To elect Ian Cockerill as a Director of BHP (an ordinary resolution)	3,149,581,523	99.82%	5,801,867	0.18%	3,155,383,390	6,433,861	CARRIED
12	To elect Susan Kilsby as a Director of BHP (an ordinary resolution)	3,122,110,362	98.94%	33,427,852	1.06%	3,155,538,214	6,271,454	CARRIED
13	To re-elect Terry Bowen as a Director of BHP (an ordinary resolution)	3,124,014,076	99.01%	31,257,113	0.99%	3,155,271,189	6,547,598	CARRIED
14	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)	3,027,052,874	98.93%	32,716,019	1.07%	3,059,768,893	102,047,893	CARRIED
15	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)	3,122,452,983	98.95%	33,228,397	1.05%	3,155,681,380	6,135,407	CARRIED
16	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)	3,123,743,399	98.98%	32,305,653	1.02%	3,156,049,052	5,765,867	CARRIED
17	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)	2,980,191,068	97.40%	79,567,527	2.60%	3,059,758,595	102,057,892	CARRIED
18	To re-elect John Mogford as a Director of BHP (an ordinary resolution)	3,124,165,627	99.01%	31,360,788	0.99%	3,155,526,415	6,290,372	CARRIED
19	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)	3,023,504,331	98.81%	36,352,546	1.19%	3,059,856,877	101,954,982	CARRIED
20	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)	3,092,635,298	98.00%	63,120,017	2.00%	3,155,755,315	6,063,471	CARRIED
21	To amend the constitution of BHP Group Limited (a special resolution)	444,144,845	15.32%	2,455,287,247	84.68%	2,899,432,092	262,330,577	NOT CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

	Resolution 22 was NOT valid as it was conditional on Resolution 21 being approved by the required majority. Poll figures are provided below for information purposes only and do not constitute a voting result.
22	To suspend memberships of Industry Associations that are involved in lobbying inconsistent with the goals of the Paris Agreement (an ordinary resolution, the validity of which is conditional on Item 21 being passed)[2]	820,616,635	27.07%	2,210,659,290	72.93%	3,031,275,925	130,375,242	NOT VALID

1.    In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at BHP Group Plc’s meeting are aggregated with “abstained” votes at BHP Group Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

2.    BHP consulted extensively with its shareholders on Resolution 22 in the lead up to the Annual General Meetings and will be conducting further consultations in the next few months in relation to shareholders’ views on this matter. The shareholder consultations conducted to date helped inform the enhancements to the scope and methodology of BHP’s 2019 Industry Association Review, which are outlined on the company’s website at https://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach/2019-industry-association-review.

APPENDIX 1

BHP Group Limited & BHP Group Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2019 Financial Statements and Reports for BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,569,372,532	1,552,627,984

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,537,065,060	1,543,360,176
–	was to vote against the resolution	3,438,549	9,120,379
–	was to abstain on the resolution	28,354,999	7,702,065
–	may vote at the proxy’s discretion	28,868,923	147,429

2	To appoint Ernst & Young as the auditor of BHP Group Limited and Ernst & Young LLP as the auditor of BHP Group Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,595,143,455	1,557,484,853

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,563,829,781	1,557,014,692
–	was to vote against the resolution	2,721,696	332,827
–	was to abstain on the resolution	2,581,736	2,845,197
–	may vote at the proxy’s discretion	28,591,978	137,334

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,776,192	1,557,468,657

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,561,410,399	1,556,737,135
–	was to vote against the resolution	4,778,190	594,129
–	was to abstain on the resolution	2,931,546	2,861,393
–	may vote at the proxy’s discretion	28,587,603	137,393

4	To approve the general authority to issue shares in BHP Group Plc (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,258,130	1,555,070,683

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,558,570,677	1,504,960,851
–	was to vote against the resolution	6,994,661	49,972,393
–	was to abstain on the resolution	3,470,479	5,258,867
–	may vote at the proxy’s discretion	28,692,792	137,439

		Limited	Plc

5	To approve the authority to allot equity securities in BHP Group Plc for cash (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,593,964,515	1,555,067,790

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,559,123,906	1,504,078,698
–	was to vote against the resolution	6,109,195	50,851,053
–	was to abstain on the resolution	3,762,108	5,262,260
–	may vote at the proxy’s discretion	28,731,414	138,039

6	To authorise the repurchase of shares in BHP Group Plc (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,088,189	1,557,397,306

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,560,087,804	1,542,473,206
–	was to vote against the resolution	5,425,374	14,785,089
–	was to abstain on the resolution	3,606,555	2,931,445
–	may vote at the proxy’s discretion	28,575,011	139,011

7	To approve the Directors’ remuneration policy (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,589,799,645	1,545,439,698

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,483,944,394	1,418,931,950
–	was to vote against the resolution	77,354,639	126,368,803
–	was to abstain on the resolution	7,912,041	14,890,309
–	may vote at the proxy’s discretion	28,500,612	138,945

8	To approve the 2019 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,588,553,195	1,548,837,775

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,528,295,900	1,494,567,018
–	was to vote against the resolution	31,998,403	54,131,447
–	was to abstain on the resolution	9,168,993	11,492,274
–	may vote at the proxy’s discretion	28,258,892	139,310

		Limited	Plc

9	To approve the 2019 Remuneration Report (a non-binding ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,589,913,221	1,557,271,099

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,526,285,735	1,487,162,816
–	was to vote against the resolution	35,284,225	69,969,029
–	was to abstain on the resolution	7,802,077	3,058,450
–	may vote at the proxy’s discretion	28,343,261	139,254

10	To approve the grant to the Executive Director (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,590,023,118	1,557,871,509

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,538,700,181	1,501,646,593
–	was to vote against the resolution	23,080,627	56,084,197
–	was to abstain on the resolution	7,679,434	2,758,409
–	may vote at the proxy’s discretion	28,242,310	140,719

11	To elect Ian Cockerill as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,236,616	1,557,396,567

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,561,207,580	1,555,752,921
–	was to vote against the resolution	4,285,459	1,506,312
–	was to abstain on the resolution	3,489,999	2,933,363
–	may vote at the proxy’s discretion	28,743,577	137,334

12	To elect Susan Kilsby as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,389,626	1,557,398,962

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,546,871,859	1,542,744,888
–	was to vote against the resolution	18,878,434	14,518,736
–	was to abstain on the resolution	3,329,345	2,931,029
–	may vote at the proxy’s discretion	28,639,333	135,338

		Limited	Plc

13	To re-elect Terry Bowen as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,136,622	1,557,396,172

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,560,969,600	1,530,432,037
–	was to vote against the resolution	4,424,551	26,825,200
–	was to abstain on the resolution	3,591,409	2,933,878
–	may vote at the proxy’s discretion	28,742,471	138,935

14	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,372,498	1,461,662,535

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,560,433,207	1,433,825,553
–	was to vote against the resolution	5,004,894	27,697,499
–	was to abstain on the resolution	3,356,533	98,667,514
–	may vote at the proxy’s discretion	28,934,397	139,483

15	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,609,821	1,557,329,002

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,559,746,360	1,530,043,504
–	was to vote against the resolution	6,065,907	27,147,842
–	was to abstain on the resolution	3,119,210	3,001,048
–	may vote at the proxy’s discretion	28,797,554	137,656

16	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,896,877	1,557,400,094

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,560,768,326	1,530,434,254
–	was to vote against the resolution	5,455,042	26,829,005
–	was to abstain on the resolution	2,824,612	2,929,956
–	may vote at the proxy’s discretion	28,673,509	136,835

17	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,484,326	1,461,522,862

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,526,675,555	1,420,827,824
–	was to vote against the resolution	38,999,867	40,558,119
–	was to abstain on the resolution	3,244,705	98,807,188
–	may vote at the proxy’s discretion	28,808,904	136,919

		Limited	Plc

18	To re-elect John Mogford as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,405,041	1,557,383,117

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,561,553,346	1,529,924,893
–	was to vote against the resolution	4,031,279	27,320,890
–	was to abstain on the resolution	3,323,990	2,946,933
–	may vote at the proxy’s discretion	28,820,416	137,334

19	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,527,036	1,461,586,146

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,558,411,265	1,432,353,796
–	was to vote against the resolution	7,250,381	29,089,002
–	was to abstain on the resolution	3,198,067	98,742,904
–	may vote at the proxy’s discretion	28,865,390	143,348

20	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,594,603,154	1,557,401,616

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,550,561,040	1,509,195,921
–	was to vote against the resolution	15,038,020	48,067,261
–	was to abstain on the resolution	3,125,877	2,927,433
–	may vote at the proxy’s discretion	29,004,094	138,434

21	To amend the constitution of BHP Group Limited (a special resolution)
*	Total number of votes exercisable by all proxies validly appointed	1,499,715,407	1,396,086,514

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	152,449,967	289,452,233
–	was to vote against the resolution	1,319,450,787	1,106,490,643
–	was to abstain on the resolution	97,974,307	164,239,074
–	may vote at the proxy’s discretion	27,814,653	143,638

		Limited	Plc

	Resolution 22 was NOT valid as it was conditional on Resolution 21 being approved by the required majority. Proxy figures are provided below for information purposes only.

22	To suspend memberships of Industry Associations that are involved in lobbying inconsistent with the goals of the Paris Agreement (an ordinary resolution, the validity of which is conditional on Item 21 being passed)
*	Total number of votes exercisable by all proxies validly appointed	1,587,854,333	1,439,923,426

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	472,571,252	345,799,507
–	was to vote against the resolution	1,087,762,035	1,093,979,115
–	was to abstain on the resolution	9,845,544	120,406,023
–	may vote at the proxy’s discretion	27,521,046	144,804

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Group Plc, the votes validly cast1 as a percentage of the company’s total issued share capital (as at 6pm on 17 October 2019) are:

	Item of Business	Votes cast %[1]
1	To receive the 2019 Financial Statements and Reports for BHP	73.62%
2	To appoint Ernst & Young LLP as the auditor of BHP Group Plc and Ernst & Young as the auditor of BHP Group Limited	73.85%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc	73.84%
4	To approve the general authority to issue shares in BHP Group Plc	73.73%
5	To approve the authority to allot equity securities in BHP Group Plc for cash	73.73%
6	To authorise the repurchase of shares in BHP Group Plc	73.84%
7	To approve the Directors’ remuneration policy	73.27%
8	To approve the 2019 Remuneration Report other than the part containing the Directors’ remuneration policy	73.44%
9	To approve the 2019 Remuneration Report	73.83%
10	To approve the grant to the Executive Director	73.86%
11	To elect Ian Cockerill as a Director of BHP	73.84%
12	To elect Susan Kilsby as a Director of BHP	73.84%
13	To re-elect Terry Bowen as a Director of BHP	73.84%
14	To re-elect Malcolm Broomhead as a Director of BHP	69.31%

15	To re-elect Anita Frew as a Director of BHP	73.84%
16	To re-elect Andrew Mackenzie as a Director of BHP	73.84%
17	To re-elect Lindsay Maxsted as a Director of BHP	69.30%
18	To re-elect John Mogford as a Director of BHP	73.84%
19	To re-elect Shriti Vadera as a Director of BHP	69.31%
20	To re-elect Ken MacKenzie as a Director of BHP	73.84%
21	To amend the constitution of BHP Group Limited	66.20%
22	To suspend memberships of Industry Associations that are involved in lobbying inconsistent with the goals of the Paris Agreement[2]	68.28%

1. This calculation does not include the votes cast at the BHP Group Limited Annual General Meeting which are added to the votes cast at the BHP Group Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Group Plc and BHP Group Limited can be found on pages 2 to 4 of this announcement.

2. Resolution 22 was not valid as it was conditional on Resolution 21 being approved by the required majority. The information contained above is for information purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 7, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary